EXHIBIT 99.7
Evening Earnings Call

INFOSYS TECHNOLOGIES LIMITED
EVENING CALL
Q2 FY 09 RESULTS
OCTOBER 10, 2008

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S.D. Shibulal
Infosys Technologies – COO

V. Balakrishnan
Infosys Technologies – CFO

Mohandas Pai
Infosys Technologies – Director and Head – HR, E&R, Fac and Adm

Ashok Vemuri
Infosys Technologies – Head – Banking and Capital Markets and Member – Executive Council

CONFERENCE CALL PARTICIPANTS

Trip Chowdhry
Global Equities Research

Arvind Ramnani
Bank of America Securities

Mark Zgutowicz
Peiper Jaffray

Moshe Katri
Cowen and Company

George Price
Stifel Nicolaus

Kanchana Vydianathan
Pacific Crest

Karl Keirstead
Kaufman Brothers

David Grossman
Thomas Weisel Partners

Julio Quinteros
Goldman Sachs

Ed Caso
Wachovia

International Moderator

Okay thank you. I will start for you now. Good morning, my name is Jessica, and I will be your conference operator today. At this time, I would like to welcome everyone to the Infosys second quarter fiscal 2009 earning release conference call. After the initial remarks, there will be a Q&A session. If you would like to ask any questions during this time, you could press * and then the number 1 on your telephone keypad. If you would like to withdraw your question, press the pound key. Thank you Mr. Sandeep you may begin your conference.

Sandeep Mahindroo

Thanks Jessica, good morning everyone and welcome to this call to discuss Infosys financial results for the quarter ending September 30, 2008. I am Sandeep from the Investor Relations team in New York. Joining us today on this call is CEO and MD, Mr. Gopalakrishnan; COO Mr. Shibulal; and CFO Mr. Balakrishnan along with other members of the senior management. We will start the proceedings with the brief statement on the performance of the company for the recently concluded quarter followed by the outlook for the quarter ending December 31, 2008 and year ending March 31, 2009. Subsequently, we will open up the discussion for Q&A. Before I pass it on to the management, I would like to remind you that anything that we say which refers to our outlook for the future is a forward looking statement and must be read in conjunction with the risk that the company faces. A full statement and explanation of these risks are available in our filings with the SEC which can be found on www.sec.gov. I will now pass it onto Mr. Gopalakrishnan.

Kris Gopalakrishnan

Thanks Sandeep and good morning, good afternoon, or good evening to everyone wherever you are. We had a very good second quarter. Our revenue grew sequentially by 5.3% in dollar terms. In constant currency, it grew by 7.1%. In rupee of course, it grew 11.6%. Volume growth was strong at 6.5%. Forty new clients were added. DSO, Days of Sales Outstanding was at 60 days compared to 64 days. Operating margins improved by 3%. Utilization improved, attrition came down.

So overall, in all parameters, we had a very good quarter. When you look at the guidance, there are two parts to the guidance; one is the impact of the currencies. Most of the currencies have moved significantly, depreciated significantly against the dollar and impact of this is about 3% on our original guidance given at the beginning of the financial year. So, at the beginning, we gave 19% to 21%, right now, when you look at the impact of currencies it comes down to 16% to 18%. Given that the environment continues to be challenging, this uncertainty, we felt that we need to be cautious, so we have given a guidance of 13.1%to 15.2%. The EPS growth will be 13%. If you consider that, last year we had a reversal of tax. So, if you take that out, then the growth in EPS would be 13% in line with the growth of revenue, and even though we have not seen any impact, we have managed the business pretty well for Q2. We felt that in this environment it is better to be cautious.

We have not seen any significant impact to the business till now. Even in financial services sector, we have not seen significant impact, and the revision is based on our cautious approach to the environment at this point. I will pass it on to my colleague Shibulal to give you more details of the revenue and margin.

S. D. Shibulal

This is Shibulal. As Kris said, we are coming out of the great quarter. All the numbers are looking very good. Sequential growth is 7.1% in constant currency, volume growth is 6.5%. In spite of drastic currency movements, we have been able to meet the guidance. If we actually look at it in the constant currency, we would have exceeded the guidance from the top end of the guidance by about 10 million dollars. So, it has been a very good quarter for us all around.

Now regarding the revenue, let me give you some color. The US revenue, the revenue from North America has marginally gone down to 61.5% and Europe has gone up to 28%. You will clearly see that in all the points I am making, they are as per our strategy. For example our strategy is to invest in Europe and grow and Europe over the last many quarters has gone up consistently and this quarter it has crossed 28% in revenue. The next one is revenue from consulting and package implementation. It has crossed 25%. Again another one of our strategy is to become a trusted transformation partner for our clients and you can see that we are very successfully executing on this strategy. Revenue from consulting and package implementation today is 25.3% compared with 23.7% last quarter. We had great wins in the transformation space. In Q2 we had 5 major wins, 3 of them in Finacle and 2 of them outside. Each one of these wins are business transformation oriented. They are sponsored by the business side and they are clearly accepted by the client that these are transformational programs. So another strategy which we are executing very well. From a vertical perspective, manufacturing is doing pretty well.

Our revenue from manufacturing has crossed the 20%. Last quarter it was 18.4%. Another vertical which is doing fairly well is energy and utilities. The revenue from energy and utilities is 5.5%. Even in these tough times, the revenue from banking and capital markets, while it has come down in percentage terms, it has gone up in absolute terms. So, this quarter the revenue from BFSI segment was 405 million dollars compared with 398 million dollars last quarter. Onsite-offshore ratio has remained stable. Revenue productivity has remained stable. Revenue productivity onsite has gone up by 0.6% and offshore has gone up by 0.1% but the blended has come down by 0.3% due to change in onsite-offshore mix. Revenue from client, we have added 40 new clients this quarter. Million dollar clients, 325. There are 20 clients giving us more than 50 million dollars a year in LTM basis. The largest client stood at 7.6% which is a very good number to have. We are comfortable with a single digit percentage for the largest client and this is very good, 7.6%. Top 5 clients are giving us 18.6% and top 10 clients are giving us 28%.

Our repeat business this quarter was 99% plus, which shows that we are able to mine our existing account, but at the same time, it shows that we are not able to ramp up our new clients and that is something which we need to focus on. Our client base today is 500+ and out of the 500 clients, 99 of them are Fortune 500 clients. We added 1 new Fortune 500 client this quarter. DSO days have done extremely well, our DSO is 60 days compared with 64 days last quarter, so even in that count we have done very well. Subsidiaries, China, Mexico and consulting continued to be in investment phase. We expect Infosys consulting to break even this year. The number of employees in China has gone up to 1000, number of employees in Infosys consulting is 161 but that is a subsidiary alone. Throughout the organization we have close to 2500 consultants as of today. With that let me hand over to Bala for giving more details on the financial performance.

V. Balakrishnan

Good evening everybody. It is great talking to you again. This quarter the revenues were 1,216 billion dollars. The gross margin was 43.3%. Last quarter it was 39.7, so it went up by close to 3%. Operating margin was 29.5%. Last quarter it was 26.7%. We had the rupee depreciating by close to 6% and cross currencies moving against us during this quarter.

So, net impact is positive on the margins by around 2.5%. We had compensation increases in the first quarter and also the visa costs which was close to 2.4% together, so overall we had a positive impact of 5% on the margin. We reinvested part of that in the business. Our cost of revenues and SG&A cost went up by close to 2%. So net-net we had a favorable impact of 2.8% on the margins. The tax is close to 4.6% of the revenue. The effective tax rate went up during this quarter. Last quarter excluding the tax reversal of 7 million, the effective tax rate was 11%. This quarter it went to 15%. Last full year it was around 14 to 14.5%. We believe for the full year, even this fiscal it could be close to 14 to 14.5%.

Our EPS guidance was 55 to 56 cents. We had done 56 cents. In July we gave a guidance of 19% to 21% growth in dollar terms and the cross currencies has moved against us drastically during the quarter. If you take for example Australian dollar, it depreciated by close to 16% against US dollar on a quarter on rate basis between September end and June end and if you take Euro and GBP both of them have depreciated by somewhere between 12% to 14%. It had a big impact on our reported dollar numbers. If you take the constant currency growth, it went up by around 7.1%. The revenues went up by 7.1% during this quarter. In reported dollar terms, it went up by 5.3%. The volume growth was good, so I think if you have to account for this currency and restate the guidance what we gave in June, our guidance would have come down to 16 % to 18%. In the last 4 weeks, a lot of things happened in the environment. We are cautious. We want to be cautious, that is why we reduced our dollar guidance to 13 % to 15%. We have not seen any impact till now with any of our customers. We are still seeing good growth.

Volume growth is strong, pricing is still stable, we have seen growth in BFSI, we have seen growth in Europe, we have seen growth in some of the services, but looking at what is happening in the environment where things are changing so drastically, we want to be cautious, that is why we reduced the guidance for the full year. Our DSO Days are very good, 60 days, last quarter it was 64 days. We are focussed on receivables.

Our quality of receivables is extremely good, 82% of the receivables is less than 30 days and we have a hedging position of 932 million dollars. Last quarter it was 811 million, we slightly increased our hedging position but we will continue to take a short-term view and try to hedge our exposure for next two quarters. We do not want to take a long-term view because the currency markers are very volatile. However, we will look at increasing our hedging for the non rupee currencies that is all the major currencies, whether US dollar, GBP, or Euro, because those currencies are becoming much more volatile and that could impact our revenues and profits.

So, we are trying to increase our hedging for that. We also made one more announcement today that we are not going to increase our offer price for Axon. As you all remember, we gave an offer of 6 pounds per share including their interim dividend which they declared. We had done a fair amount of due diligence and home work before we gave that price. We felt that was a fair price and looking at the environment and looking at the diligence we had done, we felt there was no need to increase the price, which we communicated to the Axon board. We closed the quarter with 1.9 billion dollars of cash.

We believe that we have enough liquidity and our balance sheet is very strong. So I think overall we had a very good performance. We are cautious of the future because of what is happening in the environment and our guidance reflects that. Going forward for the full year, we believe the operating margin will be stable at the 2008 fiscal level within a narrow band of 40-50 basis points, so in spite of all this we will be in a position to maintain our margins within a narrow band. With this I conclude. If you have any questions, we will take. Thank you.

Sandeep Mahindroo

Jessica, we can start the Q&A.

International Moderator

At this time, I would like to remind everyone in order to ask a question press * and then number 1 on your telephone keypad. We will pause for just a moment to compile the Q&A. Your first question comes from Trip Chowdhry.

Trip Chowdhry

Hello. This is Trip Chowdhry from Global Equities Research. I was wondering that of course the environment is very challenging, but I was wondering if you can imagine this scenario and give us your thoughts, suppose today is July 2009 and for the first time in your history you have registered a negative year-over-year growth and you are at the crossroads to decide among two things, number one, reduce your staff salary to 2003 levels or to cut your workforce, what are the pros and cons to both strategies and if that situation really comes, how will Infosys react to that operationally, strategically and the second question I have is why don’t you just walk away from Axon, I don’t think the time is right, the price is right, and the way you are paying for the company is right. In a tough credit situation, you don’t buy companies on cash, you should have bought it on by stock and maybe put a collar next to it. Any thoughts on both questions and again all the best, it is a very difficult environment and you are doing very good.

T. V. Mohandas Pai

Let me answer the first one…one minute…okay, let me answer the whole question, I am Mohan here. First of all, let us make one thing clear, we have created a company with a cost model which is very flexible, 30% of the offshore costs are variable. If the work onsite comes down, people can always shift back to India because out of maybe 20,000 people who are abroad, 4,500 people are permanently stationed there plus another 1,000 people who are hired for the position. So, 5,500 people are there, rest of them can come back if required. So, even if the revenues come down, we have a tremendous amount of flexibility in the model and 30% of the total offshore salaries which are maybe 15% of revenues are variable. So, there is no need to ask people to go in case, in case the revenues come down unless it becomes so catastrophic that the world comes to an end. So, that is one point I want to make and the second point I want to make is that we have a process whereby we rate people on performance and people at the bottom end of the table normally go out of the system and there is enough inbuilt attrition in the system to take care of nonperformers, so that the people on the system are very good people. So, there is no need at this point of time sitting where we do, seeing what we do, to do anything else. And the next thing you asked about the acquisition, please remember in an acquisition there are two parties to a contract. There is somebody who wants to make an offer, somebody who wants to accept an offer. If you want to acquire a company, you have to make an offer and somebody else has to accept it. If you put a collar, if you do everything, if we do whatever you say, nobody will accept that offer, and this was made at a point in time when the economic conditions were very, very different. So, you must be seeing in that particular context. We could make a collar, we could give some straw, we could do…we could put in some 100 conditions, but then it is not worth it for somebody to sell themselves, nobody is desperate to sell, nobody is desperate to buy, it was done in a particular context. So, I think we need to understand in that context.

Trip Chowdhry

Yes, I was just wondering, just a followup, like situation has got much worse, when you put the offer and where the stock is today, Infosys stock is almost down 30% to 40%, and I don’t see the initial thesis that was put in place that you want to expand in Europe because Europe is a growth area. I think Europe is no better off than US and I really think you need to take the offer off the table, you will get a breakup fee of 4.5 million, not a bad thing, and probably year out, Axon will be not more than half the price.

T. V. Mohandas Pai

I think you have a good viewpoint and we will let it rest at that.

Trip Chowdhry

Thanks.

Sandeep Mahindroo

Next question.

International Moderator

Your next question comes from Arvind Ramnani.

Arvind Ramnani

Hi, this is Arvind Ramnani from Bank of America. Just couple of questions, what is the roadmap of your top account?

Kris Gopalakrishnan

So, we continue to work with the top account. We continue to be committed to every client we have. Let’s say it is steady at this point and so we will continue to work with the client.

Arvind Ramnani

Great. My next question is can you actually expand on your new hedging strategy?

V. Balakrishnan

No, there is no new hedging strategy. We are following the same strategy. What we said earlier was we don’t want to take a long-term view because the markets are very volatile. We have taken a short-term view. We are continuing to do that. What we are doing now is the cross-currencies. The cross-currencies have moved drastically in the last few months and we need to have hedging strategies to address that, that is what we are doing now. Otherwise, on rupee-dollar, there is no new strategy.

Arvind Ramnani

And will you be hedging on top line or bottom line?

V. Balakrishnan

No, I think you can’t hedge the top line, you have to hedge to make sure the impact on the margins and EPS is minimized, that is what we are doing.

Arvind Ramnani

Sure, thank you.

International Moderator

Your next question comes from Mark Marostica.

Mark Zgutowicz

Good evening. It is actually Mark Zgutowicz for Mark Marostica. I just had two questions. First up, in light of the current environment, I am just trying to understand what your motivations are for adding an additional 10,000 employees in the second half despite having similar number on your bench right now and just a followup to that, what that implies for utilization rates in the second half, that is utilization rates ex-trainees.

T. V. Mohandas Pai

Well, in the current environment, what we are doing essentially is we are fulfilling the offers that we made last year. We said several times that part of the employees for the next year, we have to make offer one year in advance in the colleges. We had 18,000 offers outstanding last year, out of which 11,700 offers have been fulfilled, the balance 6,300 offers are to be fulfilled, and we estimate about 75% of the people to whom the offers have been made will join and that is what is the number that you see coming in this year apart from some old outstanding offers, very small number of outstanding offers we would have made maybe about 60 days ago.

Mark Zgutowicz

Okay, so should that employee then continue downward trend on the utilization rate that we see in the…

T. V. Mohandas Pai

Yes, they are the bottom of the pyramid, they don’t cost so much in comparison to our thing and, we will train them up, we will train them.

Kris Gopalakrishnan

See the utilization this quarter has gone up from last quarter and there is a seasonality to our hiring. The campus recruits join typically in our second and third quarter and they go through a training for about four months. So, when they come into the system, there will be a temporary dip. We are comfortable with an utilization of about 76, 77, up to even 80%. That is the range we want to keep. Right now, the utilization is 74.3, so which is a comfortable…74.1, which is okay, and margins will support utilization at this level.

Mark Zgutowicz

Right, and can you just provide some insight into next year in terms of how you are looking at additions next year?

Kris Gopalakrishnan

See, we give guidance in April for the next year. Having said that, it is actually difficult to talk about next year because of the challenging environment in which we are. I strongly believe that, once the stability comes, there will be significant work for companies like Infosys, even now, because of the mergers and things like that, because of the, need to cut cost, because of the need for regulatory changes, and I strongly believe there will be further regulatory changes and things like that, there would be work for companies like Infosys. Medium to long term, the need to globalize the business, take advantage of India and China, that is the drivers we have been talking about for some time, all these will require investment in technology and the model in which we operate, the global delivery model is no longer seen as a challenger, it is really the mainstream model, that is the model which is strong, the proof is that, this industry continues to grow, continues to, the number of…the number of companies coming into India continues to increase and so this model will continue to grow is what we see.

Mark Zgutowicz

Okay, and then my last question just to ask you the visibility on your top five clients having declined about, looks like about 10% in the last two quarters combined, what should we expect here in the second half?

Kris Gopalakrishnan

See, we have given you guidance, overall guidance for the next two quarters. We don’t like to talk about a particular segment, within that anyway you slice it, what is the growth rate in Europe for the next quarter, etc. We have quarter to quarter changes happening, sometimes the top 10 grows, sometimes next, let’s say 20 accounts grow, this is a quarter where the accounts below the top 10 grew substantially more than the top 10 itself. So that keeps changing quarter to quarter. There is nothing unusual happening. We have in the past also slowed down in some accounts growth in certain accounts. There is a churn in the top 10. There could be a churn in the top 10. These are all things which have happened in the past. It can’t be attributed to what is happening in the environment today, so that is why we don’t give you by top 10 what is the growth rate and things like that.

Mark Zgutowicz

So, can you comment on just your visibility today versus what it looked like a quarter ago on those revenues is it the same…is it better, it is the same, just maybe some color there.

Kris Gopalakrishnan

Yeah, visibility is same, but what we have done is even though visibility is there, we said let us be cautious because this is a very unusual set of circumstances. This is probably a once in a lifetime event, at least that is what everybody believes or thinks, and in that environment, you need to be cautious and that is exactly what we have done.

Mark Zgutowicz

Great. Thank you.

Sandeep Mahindroo

Jessica, can we have the next question.

International Moderator

Your next question comes from Moshe Katri.

Moshe Katri

Yeah, thanks. Moshe Katri with Cowen. Guys, when you look at the quarter in terms of the progression on a monthly basis, can you comment on the month of September versus July and August in terms of ramp-up of new projects, maybe project delays and then new wins. Have we seen…assuming we have seen some pretty big changes as we got towards the end of the quarter.

Kris Gopalakrishnan

Moshe, in our case, actually it is the other way. Actually September was a good month for us but we don’t want to take that forward. These are unusual circumstances and it could be client specific, company specific, but in our case actually September was a good month for us.

Moshe Katri

It was a good month in terms of project ramp as well, new projects coming on board?

Kris Gopalakrishnan

Yes.

Moshe Katri

Okay. And then are you prepared to make any comments Kris on the 09 budgets, I know it is too early, I mean in your view what is the likelihood that we will go through the same pushback we went through early calendar 08 in terms of setting the budget.

Kris Gopalakrishnan

Moshe, see the early indication we got and this is we do a survey every quarter. The early indication we got was that there would not be a delay this time, but I wouldn’t now take it we are going to go back to our clients and talk to them again.

Moshe Katri

Okay. And then finally obviously given the drastic restructuring and kind of reshaping in the financial services arena recent M&A activity, the bankruptcies, is there anyway you can quantify kind of the impact on the revenue base and financial services, do you think that that impacts about 10% of your revenue base and financial services, you think that is going to take it out of the overall revenue base down the road, I mean have you done such an analysis given that financial or BFSI is such a big part of your revenue base ?

Kris Gopalakrishnan

So, BFSI, this includes insurance, is still the largest industry vertical for Infosys, about 35% of our revenues….sorry, actually 33.3% of our revenues is from the whole BFSI space of which banking and financial services is actually the largest 26.5 is banking and financial services. We don’t expect a drastic change Moshe, and the reason for this is, first thing is fortunately at least till now some of the companies which got severely impacted or ceased to exist, they were not our clients, and where there is some acquisition, we have actually sort of benefited from that acquisition, and we expect some integration work to come our way. Then given that our percentage share of the total IT spend in this sector is still very small even at 26%, we are talking about total revenue from this sector of close to a billion dollars or more, and that is not even 1% of the total spend, I don’t know maybe even 0.1% of the total spend in this sector actually when you look at all the companies, and so it is not…I would not say that it is going to change that much. We also did some other kind of analysis, we said that of all the possible companies we can work with, how many are we working with, and that percentage is also very small. So, there are more companies we don’t work with than we work with actually, and the last data point is of the 40 clients we added in Q2, majority were actually in the BFSI segment. So, when I look at all these data will it change dramatically, probably not, between quarters, there will be some small variations here and there, that is all.

Moshe Katri

Thanks. Thanks for the clarification.

International Moderator

Your next question comes from George Price.

George Price

Hi, thanks very much. Just a couple of questions. First, with the top 5 and top 10 client contributions kind of weakening a little bit, can you give a little bit more color on what is going on, what is the shifting around in the top 5 and the top 10 is being driven by in terms of delayed work or work stoppages or shifting of clients within those lists?

Kris Gopalakrishnan

There is all of the above in some sense. We are seeing some delays. We are seeing ramp-up delays. We are seeing some shifting, that is some clients growing slower or just staying foot, and some other client growing faster, so they moved down in the list. So, all these are happening.

George Price

Okay. Are the top 5 and the top 10 are the same this quarter as the prior quarter, September versus June?

Kris Gopalakrishnan

Yes.

George Price

Okay, and what is implied I guess in your fiscal 09, the revision to the fiscal 09 revenue guidance beyond currency, I guess, specifically does this imply zero new business or the current levels of ramp-up that you are seeing now, which is obviously slower, do you assume that it kind of gets incrementally worse, do you assume it gets any better, any kind of color around that about what the underlying assumptions are, that would be helpful.

Kris Gopalakrishnan

George, typically when you enter a quarter, we have 95% visibility. Now, in this environment, we said we cannot apply our normal standards, and we said that we have to be cautious, and that is why we kind of shifted the model little bit even though we have good visibility. We said that the revenues that we expect to come within the quarter, which is approximately 5% more. Even from same client, there may be delays. There may be delays in ramp-ups because we have had good significant wins, and hence we have put a factor and said that let us be cautious.

George Price

Okay, last question. Given that you are involved with several clients on the M&A side, I guess, I would say I think primarily on the financial, in BFSI. There may be others that we are not aware of, but I guess more particularly the BFSI, when do you think the integration related work begins to flow. What is your sense of the timing on when that could start to…assuming that you are involved in that work, you win some of that work, when would you think that, that could actually start to flow through your results?

Ashok Vemuri

This is Ashok. Some of the stuff we are already having conversations with our client, and we are putting some thoughts together as well as certain project plans, etc, together for that. So, some are in the initial conversation stages. We also have in certain cases already started work on one or two of these post-merger integration work. We have also actually been invited by two of our clients to help them in the decisioning of whether a target company would make sense, given the fact that we know their systems very well, and we know the target systems as well. We have not actually been told what it is, but we have been given a representation of what the target systems would be. So, I mean, the short answer is that in certain cases we have already started conversations, some advanced stage and in two cases we have actually started work.

George Price

I guess, what do you think that this…I mean it sounds like all this stuff is still pretty early stage based on what I am hearing general in your comments is that you think that is accurate, when do you think it is sort of peaks out or hits sort of a run-rate?

Ashok Vemuri

This is not a large part of the revenue for us, and clearly, we do expect some of this to happen when the dust settles in terms of the acquiree and the acquired company basically sit down and make a determination as to what they need to do. We also think that the budget cycle will be an important inflection point in determining what kind of dollars will be allocating to this activity, what will be done immediately, what will be done in the medium term, and what will be left. It is also a function of how people are going to structure these companies, and a lot of them may leave certain portions of the business of the acquired company intact, and therefore, they may not want to actually do anything, and sunset some of the stuff is already there. So, when there is post-merger integration work, when there is sun-setting that is happening, in all these areas, there is play for us, but as I said earlier, this is not such a significantly large portion of our revenue.

George Price

Okay, fair enough, thank you.

International Moderator

Your next question comes from Kanchana Vydianathan.

Kanchana Vydianathan

I am from Pacific Crest Securities. My first question is I just want to clarify, I want to make sure I understand this right. Looking at your revenue guidance for the December and the March quarter, you are basically assuming no new deal signings and you are also assuming possible push out in some of your existing deals, is that a fair assumption?

Kris Gopalakrishnan

We are assuming no large deals at this point. We assume some deals, would be signed. Normally, we would assume some more revenues to come from new deals, but we are not assuming that many. It is kind of a cautious approach at this point. That is the difference. Slightly more cautious than normal.

Kanchana Vydianathan

Okay, I guess my second question is on the pricing. Can you help us understand looking at pricing on new deals and existing deals in the BFSI segment and in the non-BFSI segment, mainly looking at like to like deals, what are you seeing in terms of pricing and also are you seeing any sporadic negotiations in terms of pricing as you had indicated in the June quarter where you had an odd case or so, can you help us understand that?

S. D. Shibulal

So, I just want to talk about Q2 before I go there because in Q2 if you look our pricing has been very stable. In fact, on-site revenue productivity has gone up by 0.6%, offshore has gone up by 0.1%. Blended has come down because the ratio between onsite and offshore has changed. We are not seeing sporadic price renegotiations at this point in time, and I am not seeing material difference between what is in BFSI and what is outside as far as these conversations are concerned. Ashok, do you want to add anything?

Ashok Vemuri

Yes, I think Shibu you summarized that well in the sense that we are not seeing any sporadic requests for price negotiations that are happening or as per the annual plan. We have seen fairly stable pricing environment for us in this past quarter. We don’t expect it to be able get any price increases dramatically given the environment, but wherever we have expanded our service footprint or have done value added services, we have clearly got a premium where it has been possible to explain the reasons for that premium, and our clients have bought that, but in the commodity part of the business as I call commodity part of the business, we are seeing steady rates.

Kanchana Vydianathan

Okay, and I guess my next question is looking at retail and manufacturing, I guess the bigger concern now there is in the coming quarters, they are going to begin to see slowdown in retail manufacturing, I mean, you had a good quarter in September and especially in manufacturing, so can you help us understand looking at, based on your visibility, what is your expectation for retail and manufacturing in the next couple of quarters?

S. D. Shibulal

At this point in time, if you look at our again Q2 experience, manufacturing has done very well, it has gone up as a percentage of revenue from 18% to 20% in Q2. We do see the probability that this could go into retail and from there to manufacturing. We are watching the situation very, very closely, but our clients at this point in manufacturing are not showing any fatigue, and also manufacturing for us is a unique segment because the kind of services we provide in manufacturing traditionally has been very, very wide. If you look at manufacturing, we provide ADM services, we provide SAP implementation, Oracle implementation services, that is common for many other, you can say that is common for many other verticals. There are two other services which are very, very prevalent in manufacturing, one is product development, the product development work which we do, which we have been doing for many, many years for lot of the hi-tech corporations, and the product lifecycle management work which we do for predominantly for aerospace and automotive and things like that. So, the kind of services which we provide in manufacturing is very wide and varied, so that is the plus point for us in manufacturing.

Kanchana Vydianathan

Okay, my final question is looking at your operating margin, I mean, you did get the benefit of the rupee this quarter, and you are able to improve it by 2%. My question is do you believe at this point that looking at your reinvestments into the business that if you look at the reinvestment rate that it is high enough that you will be able to sustain above industry average growth rates for the next few years?

Kris Gopalakrishnan

Yes, we are financially very strong. When you look at our investments, we have multiple initiatives going on. Simultaneously, we have not reduced our investment in education and training of our employees, we have not reduced recruitment. So, we are actually well-poised as opportunities come to accelerate growth.

Kanchana Vydianathan

Okay, thank you very much.

International Moderator

Your next question comes from Karl Keirstead.

Karl Keirstead

Hi good afternoon, Karl Keirstead with Kaufman. I am just wondering if given the credit crunch you are seeing any change in the typical contract structures where competitors are perhaps you following suit might be guaranteeing cost savings or absorbing some of the upfront costs on projects. Any contract structure change beyond the pricing points over the life of the deal, thank you.

Ashok Vemuri

So, in the BFSI sector, we have not had any contract changes with respect to either pricing or any of, any terms and conditions whether that is service level agreements or any other parameter. Obviously when there is consolidation, you have to look at the contracts for both parties, and you will have to come to the part of the contract of the party that has acquired the target. Sometimes, the terms and conditions could be different and those have been looked at both by the company and us, and we have in most cases gone with the terms and conditions which are there of that of the acquired company. We have not had any material conversations around any changes in the contract.

Karl Keirstead

Okay, thanks, and maybe just a quick followup in terms of your assumptions underlying the guidance. It sounds as if you are assuming some continued delays in deal awards and project grants, but just to be clear, is it the case that you are not assuming any project cancellations that are currently alive, is that correct?

Kris Gopalakrishnan

We have not seen cancellations, so we have not assumed cancellations, and other than that in even normal circumstances, sometimes a project gets cancelled, so that is part of our normal routine. Those get replaced with some other work and we go on. Every quarter, there will be something happening and some cancellation, nothing from the environment that is creating those things. It is not different this time. We have assumed that the velocity for business is slow, has slowed down, and that is the reason why we have said growth would be lower at this point.

Karl Keirstead

Okay, good, congrats on the good September numbers.

Kris Gopalakrishnan

Thank you.

International Moderator

Your next question comes from David Grossman.

David Grossman

Just a quick followup to the underlying guidance, I mean, I think you have talked about flat pricing, so if you sort of say that the volume growth that you are assuming is pretty much parallel to constant currency growth?

Kris Gopalakrishnan

Yes, currently, we are looking at volume growth David, and see the reason why we are able to sustain our prices, flat pricing, etc, David, is that ultimately pricing is determined by the market, but you have some influence. You have the choice to decide to take up or not to take up, right, and we have a disciplined approach to sales. We have strict controls put on how and who can give discounts and things like that, and that is why we are able to hold on to our pricing. We are not aggressive. We want the right business for growth, and that is the philosophy of the company always, and that we have sustained.

David Grossman

So, then the volume growth should parallel constant currency growth that is interpreted in your guidance for the second half of the year?

V. Balakrishnan

David, if you look at the third quarter in constant currency at the upper end, the growth could be around 2.3%. If you look at Q4 over Q3, because we assumed the same currency rate, it could be flat.

David Grossman

Okay, then secondly, I don’t think you have ever been in not only in an environment like this that is you enter next year, if you kind of stick with the current trend and to that extent in the next year, can you just help us understand the puts and takes on the margins, if we end up kind of lower sales in the mid single digits kind of growth environment in the fiscal 10, and you have done a great job of managing the margin when you had headwinds, if you can just give us some insight into given where we are today, how are that kind of growth environments would effect the margins with some of the decision you have to make in the next year?

Kris Gopalakrishnan

David, we are very confident of margins, and of course, if everything crumbles because anything could happen in this environment, then it is not, you cannot make that statement, but with reasonable certainty, we have more confidence on the margins than on growth, and the reason for saying this is the number of levers we have including David a significant part of compensation is variable for our employees, and if worse comes to worse, that is also and if there is no growth, etc., this variable compensation does not get paid out. So, there are many levers and there is lot more control over the margins and then if the growth is there, then you have both, growth and margin.

David Grossman

Right, thanks very much Kris.

International Moderator

The next question comes from Julio Quinteros.

Julio Quinteros

Hello.

Sandeep Mahindroo

Hi, go on.

Julio Quinteros

Hey, how are you. Sandeep hi. Very quickly, just on the ranges in terms of the guidance as you look at the third and fourth quarter huge, huge ranges on the sort of the lower end and the top end. Can you just walk us through what would be built into the lower end of the guidance? Are we talking of…. I mean, I know you are just saying no cancellations, but does that scenario sort of incorporate more delays, more deferrals, is that just a matter. I am just trying to understand what is on the low end of your guidance as far as implications in terms of push outs, delays that kind of stuff?

Kris Gopalakrishnan

Julio see velocity of the business has slowed down and there are projects which are ending, etc., and so if let us say there is a delay in replacing that with some projects, etc., so what we have done is even the visibility is similar. We have assumed that there may be slow down, and then when you put that into the model you get a different growth rate and that is what we have done this time.

Julio Quinteros

Okay, got it, and then looking at the larger client accounts, I mean there is all kinds of different puts and takes in terms of what is happening with the larger clients, but if you guys have to sort of say what kind of key services offerings that you bring to the table today, what are they actually still buying from you more if you kind of spread it across your services. Is the core service offered today mostly maintenance and outsourcing type of work or is there something more specific that clients are coming to you and asking for given all the constraints that exist today?

Kris Gopalakrishnan

We are seeing good traction in our consulting and package implementation services. Consulting is seeing significant traction. In Q2, we won five transformation deals which are all above 30 million plus. We won five large deals, outsourcing deals, which are again more than 50 million each, and so we are seeing traction across infrastructure management, system integration again saw growth, and we are continuing to see all our services are doing well in this environment, both discretionary and nondiscretionary spending again we are seeing good traction.

Julio Quinteros

Okay, got it, and then, can you just remind us the philosophy in terms of dividend payout versus buybacks given the amount of cash that you guys have on your balance sheet, you are still generating a significant amount of free cash, how do we think about at what point you guys go back and figure out whether a buyback or anything along those lines will make sense?

Kris Gopalakrishnan

We keep increasing our dividend payout. Last year, we decided that up to 30% of the profits can be paid out as dividend. So, we changed the percentage from 20% to 30%, and dividends have been going up with occasional one time large payouts and things like that, and so that philosophy of dividend will continue. Regarding buybacks per se never say never, but generally we do not want to look at buybacks. That is the current philosophy of the company. So, we are not looking at buybacks at this point.

Julio Quinteros

Okay, great, and just on the big contracts that you mentioned, what is the timing on the ramp-up of those large contracts. Is there a way to kind of map that out or is it still kind of difficult to sort of say one day it really begin to contribute?

Kris Gopalakrishnan

So, that is where some of the delays are. Even when the contract is signed, it is not ramping up as we had originally anticipated.

Julio Quinteros

Okay.

Kris Gopalakrishnan

So, that is part of that delay we are seeing.

Julio Quinteros

Okay, got it, and then anything unusual on the balance sheet side that you guys can comment on just relative to the client and deferred revenues?

V. Balakrishnan

No, I think, you cannot see a better balance sheet than ours in any part of the world. I think when you look at unbilled and unearned, you have to see the net amount. So, nothing unusual.

Julio Quinteros

Oh, balance, I guess. Okay, alright. Got it, thanks guys. Good luck.

Sandeep Mahindroo

Jessica, can we take one last question.

International Moderator

The next question comes from Ed Caso.

Ed Caso

Hi, thank you for taking my question. Just I wanted to clarify relative to the prior guidance, how much of the reduction reflects the currency and how much of it reflects a more cautious view of the environment?

Kris Gopalakrishnan

See, our original guidance in dollar terms was 19% to 21%. If you convert that into constant currency, it comes to 16% to 18%. So, 3% drop is because of currency movements. So, 3% is currency, 3% is because of our cautious outlook into the future. So, from 19% to 21%, which we gave six months back, we are saying 13.1 to 15.2 today, and out of the 6% drop, 3% is currency and 3% is based on the environment.

Kris Gopalakrishnan

Thank you all very much for joining us today. We are always thankful to you for the interest you have and the time you have taken to participate in these calls. Looking forward to interacting with you during the quarter and if not will again meet on this teleconference at the end of next quarter. Sandeep?

Sandeep Mahindroo

This brings us to the end of this conference call. We thank you all for joining us. Have a good day. Thanks.

International Moderator

This concludes today’s conference call. You may now disconnect.